

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3551

March 16, 2009

By Facsimile and U.S. Mail

Mr. Donald J. McDonald
Chief Executive Officer
Skinny Nutritional Corporation
3 Bala Plaza East, Suite 117
Bala Cynwyd, PA 19004

> **Re: Skinny Nutritional Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-51313**

Dear Mr. McDonald:

We have reviewed your supplemental response letter dated March 2, 2009, as well as your filing and have the following comments. As noted in our comment letter dated December 23, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1. Given your intent to revise your financial statements and audit report, please tell us what consideration you have given to filing Item 4.02 of Form 8-K.

2. In light of your proposed revisions and your intention to revise your financial statements, please explain whether you have re-evaluated your original conclusions surrounding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting. If you continue to believe your controls are effective after considering the fact that the financial statements are restated, we would expect revised disclosure explaining why you continue to believe your controls are effective.

Report of Independent Registered Public Accounting Firm, page 52

3. We note your response to prior comment two. Please explain to us in sufficient detail your basis for crediting stock compensation expense and how you calculated the amount of $133,493. You disclose in Note 20 that you measured

stock options using the option exercise price and valued the warrants at the lower of the exercise price or the market value. To the extent stock compensation was recorded for employees and non-employees, please tell us the amount previously recorded, how you determined the amount including the exercise or market price, and the amount you propose to record.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief